UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. IC-29479 / October 21, 2010

_____

In the Matter of   :
                                                                     :
Modern Woodmen of America Variable Account   :
1701 1st Avenue   :
Rock Island, IL 61202   :
                                                                     :
(811-10497)   :
_____:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Modern Woodmen of America Variable Account ("Applicant") filed an application on
June 8, 2010, and an amended and restated application on August 31, 2010, under
section 8(f) of the Investment Company Act of 1940 ("1940 Act"), requesting an order
declaring that it has ceased to be an investment company as defined by the 1940 Act.

On September 22, 2010, a notice of filing of the application was issued (Investment
Company Act Release No. IC-29440). The notice gave interested persons an opportunity
to request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, pursuant to section 8(f) of the 1940 Act, that the registration of Modern Woodmen of America Variable Account (811-10497) under the 1940 Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary